SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

National Interstate Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

63654U 100

(CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☒

CUSIP No. 63654U 100
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7%
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note

This Schedule 13D is being filed on behalf of American Financial Group, Inc., an Ohio corporation (the “Reporting Person”), to report its beneficial ownership in National Interstate Corporation, a corporation organized under the laws of Ohio (the “Issuer”), on Schedule 13D instead of Schedule 13G. The Reporting Person previously disclosed its beneficial ownership in the Issuer on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) and most recently amended on January 31, 2013.

This Schedule 13D is being filed by Reporting Person in connection with a tender offer by the Reporting Person’s wholly-owned subsidiary, Great American Insurance Company, an Ohio corporation (the “Purchaser”), to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Issuer, other than Shares owned by Purchaser, at a purchase price of $28.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (as may be amended or supplemented from time to time and as attached as Exhibit 99.1 to this Schedule 13D, the “Offer to Purchase”), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 1. Security and Issuer

This Schedule 13D is filed on behalf of the Reporting Person regarding shares (“Shares”) of Common Stock, par value $0.01 per Share (the “Common Stock”), of the Issuer.

The principal executive offices of the Issuer are located at 3250 Interstate Drive, Richfield, Ohio 44286-9000.

Item 2. Identity and Background

(a)	American Financial Group, Inc.
(b)	301 East Fourth Street, Cincinnati, Ohio 45202
(c)	American Financial Group is an insurance holding company, based in Cincinnati, Ohio with assets in excess of $35 billion. Through the operations of Great American Insurance Group, AFG is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of fixed and fixed-indexed annuities in the education, bank and individual markets.
(d)	During the last five years, neither the Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, neither the Reporting Person nor any person listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.
(f)	Ohio corporation

Item 3. Source and Amount of Funds or Other Consideration.

Funds necessary to complete the Offer will consist of available cash of the Purchaser and available cash of and borrowings by the Reporting Person. See “The Offer—Section 9. Source and Amount of Funds” in the Offer to Purchase attached as Exhibit 99.1 is incorporated in this Item 4 by reference.

Item 4. Purpose of Transactions.

The information set forth above under, “Explanatory Note” is incorporated in this Item 4 by reference. The information set forth under “Special Factors — Section 1. Background” and “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer” in the Offer to Purchase attached as Exhibit 99.1 is incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

(a)	See Items 11 and 13 on page 2 of this Schedule 13D.

(b)	See Items 7, 9 and 11 on page 2 of this Schedule 13D.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 4 is incorporated by reference into this Item 6.

Upon the completion of the Issuer’s initial public offering, the Purchaser entered into an agreement with the Issuer and Mr. Alan Spachman, pursuant to which the Purchaser and Mr. Alan Spachman each received registration rights in exchange for the Issuer’s right of first refusal to buy back their Shares in connection with certain proposed sales of their Shares. the Issuer’s right of first refusal will be triggered by any gift, bequest, sale, exchange, transfer, assignment or other disposition of all or any portion of the Shares owned, whether beneficially or of record, by either the Purchaser or Mr. Alan Spachman, other than the transfer of Shares (i) in a charitable gift or a bequest, without consideration, so long as the number of Shares transferred to one person or group of related persons as a result of such gift or bequest or series of related gifts or bequests is less than 10.0% of the Issuer’s total issued and outstanding Shares immediately prior to such gift, (ii) pursuant to an underwriting agreement, a purchase agreement or similar arrangement to which the Purchaser, the Issuer and/or Mr. Alan Spachman are party relating to an underwritten public offering of the Issuer’s Shares, (iii) in a public or privately negotiated sale, so long as, to the knowledge of the selling shareholder, each purchaser in such negotiated sale or series of negotiated sales, either alone or as a member of a group of related or affiliated purchasers, will not be the beneficial owner of 10.0% or more of the Issuer’s total issued and outstanding Shares immediately following such sale, (iv) pursuant to a tender offer or exchange offer which seeks to acquire at least two-thirds of the Issuer’s outstanding Shares or (v) to any trust or other entity, for financial planning or estate planning purposes, without consideration, the primary beneficiary of which is Mr. Alan Spachman or his lineal descendants.

Other than the agreements described in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Person or any person listed in Annex A, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

99.1	Offer to Purchase dated February 5, 2014 (incorporated by reference to Exhibit 99.(a)(1)(i) to the Schedule TO filed by the Reporting Person and the Purchaser on February 5, 2014)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
Karl J. Grafe
Vice President

ANNEX A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. Each director’s and executive officer’s business address is 301 East Fourth Street, Cincinnati, Ohio 45202. All of the persons listed below are citizens of the United States of America.

Name	Position with Reporting Person	Principal Occupation for Non-Employees of Reporting Person

Carl H. Lindner III	Co-Chief Executive Officer, Co-President and Director
S. Craig Lindner	Co-Chief Executive Officer, Co-President and Director
Kenneth C. Ambrecht	Director	Principal, KCA Associates, LLC, an investment banking firm
John B. Berding	President of American Money Management Corporation and Director
Joseph E. (Jeff) Consolino	Executive Vice President, Chief Financial Officer, Chairman of the Board of National Interstate Corporation and Director
Virginia “Gina” C. Drosos	Director	President of Assurex Health, a personalized medicine company specializing in pharmacogenomics for neuropsychiatric and other disorders
James E. Evans	Executive Consultant and Director
Terry S. Jacobs	Director	Chairman and Chief Executive Officer, JFP Group, LLC, a real estate development company, and Chairman Emeritus, Jamos Capital, LLC, a private equity firm specializing in alternative investment strategies
Gregory G. Joseph	Director	Executive Vice President and Principal, Joseph Automotive Group, an automobile dealership and real estate management company
William W. Verity	Director	President, Verity & Verity, LLC, an investment management company
John I. Von Lehman	Director	Retired Executive Vice President, Chief Financial Officer and Secretary, The Midland Company, an Ohio-based provider of specialty insurance products
Michelle A. Gillis	Senior Vice President and Chief Administrative Officer
Vito C. Peraino	Senior Vice President and General Counsel
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